FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2006 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2006 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2006 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2006 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2006 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	271,720,983	100	261,922,875.00	100

s02	CURRENT ASSETS	63,551,926	23	51,339,029	20
s03	CASH AND SHORT-TERM INVESTMENTS	18,013,088	7	14,094,559	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	28,461,759	10	25,857,377	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	8,958,893	3	7,273,213	3
s06	INVENTORIES	1,662,604	1	1,239,571	0
s07	OTHER CURRENT ASSETS	6,455,582	2	2,874,309	1
s08	LONG - TERM	6,697,421	2	1,114,812	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	6,690,814	2	1,107,411	0
s11	OTHER INVESTMENTS	6,607	0	7,401	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	157,940,492	58	162,474,493	62
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	486,043,902	179	472,705,635	180
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	337,533,928	124	319,628,624	122
s17	CONSTRUCTIONS IN PROGRESS	9,430,518	3	9,397,482	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	15,464,907	6	14,842,372	6
s19	OTHER ASSETS	28,066,237	10	32,152,169	12

s20	TOTAL LIABILITIES	161,708,426	100	139,841,507	100

s21	CURRENT LIABILITIES	47,847,942	30	36,829,700	26
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	5,823,950	4	4,439,072	3
s24	STOCK MARKET LOANS	4,250,000	3	1,748,010	1
s25	TAXES PAYABLE	2,482,104	2	1,182,776	1
s26	OTHER CURRENT LIABILITIES	35,291,888	22	29,459,842	21
s27	LONG - TERM LIABILITIES	95,376,321	59	84,845,750	61
s28	BANK LOANS	59,286,896	37	42,930,324	31
s29	STOCK MARKET LOANS	36,089,425	22	41,915,426	30
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,484,163	11	18,166,057	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	110,012,557	100	122,081,368	100

s34	MINORITY INTEREST	2,303,096	2	11,953,321	10
s35	MAJORITY INTEREST	107,709,461	98	110,128,047	90
s36	CONTRIBUTED CAPITAL	47,325,523	43	48,755,655	40
s79	CAPITAL STOCK (NOMINAL)	26,962,773	25	28,393,267	23
s39	PREMIUM ON SALES OF SHARES	20,362,750	19	20,362,388	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	60,383,938	55	61,372,392	50
s42	RETAINED EARNINGS AND CAPITAL RESERVE	130,940,858	119	130,307,446	107
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(70,556,920)	(64)	(68,935,054)	(56)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	18,013,088	100	14,094,559	100
s46	CASH	3,135,701	17	2,446,222	17
s47	SHORT-TERM INVESTMENTS	14,877,387	83	11,648,337	83

s07	OTHER CURRENT ASSETS	6,455,582	100	2,874,309	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	171,530.000	6
s82	DISCONTINUED OPERATIONS	0	0	0.000	0
s83	OTHER	6,455,582	100	2,702,779	94

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	15,464,907	100	14,842,372	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,547,050	29	4,962,525	33
s49	GOODWILL	9,724,410	63	9,879,847	67
s51	OTHERS	1,193,447	8	0	0

s19	OTHER ASSETS	28,066,237	100	32,152,169	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	18,288,693	65	23,281,170	72
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,801,153	24	6,521,986	20
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,976,391	11	2,349,013	7

s21	CURRENT LIABILITIES	47,847,942	100	36,829,700	100
s52	FOREIGN CURRENCY LIABILITIES	5,823,950	12	3,591,552	10
s53	MEXICAN PESOS LIABILITIES	42,023,992	88	33,238,148	90

s26	OTHER CURRENT LIABITIES	35,291,888	100	29,459,842	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	2,061,658	6	387,057	1
s89	INTEREST LIABILITIES	1,487,646	4	1,954,827	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	31,742,584	90	27,117,958	92

s27	LONG-TERM LIABILITIES	95,376,321	100	84,845,750	100
s59	FOREIGN CURRENCY LIABILITIES	86,876,321	91	74,304,719	88
s60	MEXICAN PESOS LIABILITIES	8,500,000	9	10,541,031	12

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,484,163	100	18,166,057	100
s66	DEFERRED TAXES	16,092,553	87	15,853,729	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,391,610	13	2,312,328	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,962,773	100	28,393,267	100
s37	CAPITAL STOCK (NOMINAL)	248,373	1	268,078	1
s38	RESTATEMENT OF CAPITAL STOCK	26,714,400	99	28,125,189	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	130,940,858	100	130,307,446	100
s93	LEGAL RESERVE	15,718,943	12	15,718,943	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	106,442,143	81	106,544,368	82
s45	NET INCOME FOR THE YEAR	8,779,772	7	8,044,135	6

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(70,556,920)	100	(68,935,054)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,759,241)	21	(15,018,406)	22
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(64,239,991)	91	(62,223,479)	90
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	6,869,357	(10)	6,754,841	(10)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(290,176)	0	222,247	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	972,949	(1)	1,329,743	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	890,182	(1)	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST (s26)	0	0
s63	OTHER LOANS WITH COST (s32)	0	0
s72	WORKING CAPITAL	15,703,984	14,509,329
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	123	118
s75	EMPLOYEES (*)	26,205	24,151
s76	WORKERS (*)	50,453	51,257
s77	OUTSTANDING SHARES (*)	19,869,853,070	21,446,265,270
s78	REPURCHASE OF OWN SHARER(*)	333,265,100	598,817,000
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

  This item shall be filled in when there have been granted guarantees that affects cash and cash equivalents (s03)

NOTE:

In references s57 and s63 it is only included the amount corresponding to the debts of the accounts s26 and s32 respectively.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	45,143,042	100	44,023,910	100
r02	COST OF SALES AND SERVICES	23,870,857	53	23,020,799	52
r03	GROSS INCOME	21,272,185	47	21,003,111	48
r04	OPERATING EXPENSES	7,876,088	17	7,443,532	17
r05	OPERATING INCOME	13,396,097	30	13,559,579	31
r06	COMPREHENSIVE FINANCING COST	1,123,036	2	1,152,067	3
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	12,273,061	27	12,407,512	28
r08	OTHER EXPENSES AND INCOMES (NET)	(250,151)	-1	(109,370)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	12,523,212	28	12,516,882	28
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,975,721	9	4,217,403	10
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	8,547,491	19	8,299,479	19
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	304,996	1	65,339	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	8,852,487	20	8,364,818	19
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	8,852,487	20	8,364,818	19
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	8,852,487	20	8,364,818	19
r19	NET INCOME OF MINORITY INTEREST	72,715	0	320,683	1
r20	NET INCOME OF MAYORITY INTEREST	8,779,772	19	8,044,135	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	45,143,042	100	44,023,910	100
r21	DOMESTIC	31,639,218	70	31,230,997	71
r22	FOREIGN	13,503,824	30	12,792,913	29
r23	TRANSLATION INTO DOLLARS (***)	1,221,988	3	1,102,696	3

r06	COMPREHENSIVE FINANCING COST	1,123,036	100	1,152,067	100
r24	INTEREST EXPENSE	1,869,571	166	1,391,391	121
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	428,871	38	489,019	42
r46	OTHER FINANCIAL PRODUCTS			0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	405,893	36	884,757	77
r28	RESULT FROM MONETARY POSITION	(723,557)	(64)	(635,062)	(55)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,975,721	100	4,217,403	100
r32	INCOME TAX	3,219,254	81	4,257,250	101
r33	DEFERRED INCOME TAX	(87,990)	(2)	(875,250)	(21)
r34	EMPLOYEE PROFIT SHARING	844,457	21	835,403	20
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	45,143,042	44,023,910
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	180,535,409	177,781,135
r39	OPERATING INCOME (**)	49,344,074	59,562,298
r40	NET INCOME OF MAJORITY INTEREST (**)	29,988,658	31,690,501
r41	NET INCOME (**)	30,281,859	32,674,715
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,553,320	5,783,982

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	45,143,042	100	44,023,910	100
rt02	COST OF SALES AND SERVICES	23,870,857	53	23,020,799	52
rt03	GROSS INCOME	21,272,185	47	21,003,111	48
rt04	OPERATING EXPENSES	7,876,088	17	7,443,532	17
rt05	OPERATING INCOME	13,396,097	30	13,559,579	31
rt06	COMPREHENSIVE FINANCING COST	1,123,036	2	1,152,067	3
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	12,273,061	27	12,407,512	28
rt08	OTHER EXPENSES AND INCOMES (NET)	(250,151)	(1)	(109,370)	(0)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	12,523,212	28	12,516,882	28
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,975,721	9	4,217,403	10
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	8,547,491	19	8,299,479	19
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	304,996	0	65,339	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	8,852,487	20	8,364,818	19
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	8,852,487	20	8,364,818	19
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	8,852,487	20	8,364,818	19
rt19	NET INCOME OF MINORITY INTEREST	72,715	0	320,683	1
rt20	NET INCOME OF MAYORITY INTEREST	8,779,772	19	8,044,135	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	45,143,042	100	44,023,910	100
rt21	DOMESTIC	31,639,218	70	31,230,997	71
rt22	FOREIGN	13,503,824	30	12,792,913	29
rt23	TRANSLATION INTO DOLLARS (***)	1,221,988	3	1,102,696	3

rt06	COMPREHENSIVE FINANCING COST	1,123,036	100	1,152,067	100
rt24	INTEREST EXPENSE	1,869,571	166	1,391,391	121
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	428,871	38	489,019	42
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	405,893	36	884,757	77
rt28	RESULT FROM MONETARY POSITION	(723,557)	(64)	(635,062)	(55)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,975,721	100	4,217,403	100
rt32	INCOME TAX	3,219,254	81	4,257,250	101
rt33	DEFERRED INCOME TAX	(87,990)	(2)	(875,250)	(21)
rt34	EMPLOYEE PROFIT SHARING	844,457	21	835,403	20
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,553,320	5,783,982

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	8,852,487	8,364,818
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,912,013	5,609,347
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	15,764,500	13,974,165
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,449,338)	(4,232,748)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	13,315,162	9,741,417
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,168,201	(6,234,609)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(7,570,759)	(10,058,968)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(5,402,558)	(16,293,577)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,457,771)	(4,174,224)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,454,833	(10,726,384)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	16,558,255	24,820,943
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	18,013,088	14,094,559

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,912,013	5,609,347
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,112,860	6,380,847
c41	+(-) OTHER ITEMS	799,153	(771,500)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,449,338)	(4,232,748)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	994,827	(320,113)
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(28,703)	(379,533)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(1,254,528)	(1,442,775)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,160,934)	(2,090,327)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,168,201	(6,234,609)
c23	+ BANK FNANCING	5,194,371	4,949,020
c24	+ STOCK MARKET FINANCING	143,609	135,628
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,008,002
c27	(-) BANK FINANCING AMORTIZATION	(1,820,151)	(12,236,478)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(78,352)	(90,781)
c29	(-) OTHER FINANCING AMORTIZATION	(1,271,276)	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(7,570,759)	(10,058,968)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(303,464)	(553,445)
c31	(-) DIVIDENDS PAID	(2,043,183)	(2,167,489)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,224,112)	(7,338,034)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(6,457,771)	(4,174,224)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(3,491,315)	(689,662)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,953,076)	(3,810,811)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(13,380)	326,249

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.51		$1.48
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.51		$1.48
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.42		$5.14
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.10		$0.10
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.40	times	2.54	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	12.22	times	8.81	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	19.60%		19.00%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.84%		28.77%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.14%		12.47%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	6.98%		7.05%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.17%		7.59%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.67	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.14	times	1.09	times
p08	INVENTORIES ROTATION (**)	42.99	times	79.84	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49.34	days	45.96	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.31%		8.85%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	59.51%		53.39%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.46	times	1.14	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	57.32%		55.70%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	60.38%		52.22%
p15	OPERATING INCOME TO INTEREST PAID	7.16	times	9.74	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.11	times	1.27	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.32	times	1.39	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29	times	1.36	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39	times	0.36	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.64%		38.26%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.92%		31.74%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-5.42%		-9.61%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.12	times	7.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-40.13%		38.26%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	140.13%		61.73%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	45.72%		91.29%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

1st Quarter 2007

  In Mexico during the first quarter, we added 304 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total to 2.1 million users, an increase of 75.3% compared with the same period of 2006. In the corporate customers segment, billed line equivalents for data transmission increased 11.1% compared with last year's first quarter.

  To facilitate Internet access, TELMEX has eased acquisition of computer equipment by providing financing for up to 3 years. That program has resulted in the supply of 1 million 134 thousand computers. In addition, more than 31 thousand computers have been donated in key sectors like education where they contribute to the development of the country. There is still a wide margin for growth since only 20.5% of households in Mexico have at least one computer, according to the INEGI (National Institute of Statistics, Geography and Data Processing).

  Our world-class technological platform allows us to offer high speed Internet service in 93.7% of TELMEX 's network. In order to increase broadband service penetration as well as continue our commitment to develop digital culture in Mexico, during the first quarter of 2007 we enhanced the Infinitum offering by integrating new multi-service packages with voice services at preferred prices. Additionally, the broadband Internet access price per equivalent unit of 100 Kbps at present is 26 pesos plus 3.9 pesos of Value Added Tax, for a total of 29.9 pesos, and technological advances will allow the price to continue to decline.

  In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services. TELMEX is the only company that invests in every socio-economic segment and in segments A and B we have a market share of 66% where we compete with other operators, specifically in segment A we have a market share of 49.7% and in segment B, we have a market share of 72.8%. Our long-standing commitment to provide telecommunications services nationwide has led to being the only fixed line operator in the country with a presence in socio-economic segments C-, D and E.

  From January to March, lines increased 33 thousand from year-end 2006, bringing the total at the end of the first quarter to 18.3 million lines in service. During the quarter, we continued to focus on growth with profitability to satisfy the service needs of every segment of the population.

  Including traffic generated by domestic and international calling party pays, domestic long distance, international incoming and outgoing minutes increased 2.2%, 2.2% and 20.5%, respectively. In the quarter, domestic and international calling party pays service traffic totaled 987 million minutes.

  In Brazil, the main revenue generators continued to increase. At Embratel, line equivalents of 64 Kbps increased 29.3%, local service access 32.2% and domestic long distance traffic increased 3.8% compared with last year's first quarter. The Net Fone (triple play service) offered through Net Sreviços reached 257 thousand customers at the end of the first quarter.

  In Latin America, where we compete with dominant telephony companies that have been in operation for many years in the region and are already in the digital convergence stage offering voice, data and video services (triple play), we focused on acquiring cable TV companies as a means to access not only the end customer but also technological platforms that provides us with the advantage of evolving from video to an integrated offering of voice, data and video (triple play) in Brazil, Colombia and Peru.

  In Colombia we reached an agreement to acquire Cablecentro S.A. and Satelcaribe S.A., companies that provide cable TV and will potentially allow us to serve, along with Superview and Cable Pacífico, a base of 3.9 million homes passed.

  In the first quarter, consolidated revenues reached 45.1 billion pesos, 2.5% higher than the same period of 2006. Revenues from the operations in Mexico totaled 32.6 billion pesos, an increase of 3.3% compared with last year's first quarter. In Brazil, revenues totaled the equivalent of 2.1 billion reais in the quarter, 3.8% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 104 million dollars.

  Consolidated EBITDA (1) totaled 19.5 billion pesos, a decrease of 2.2% due to an increase in interconnection expenses in Mexico reflecting the introduction of domestic and international calling party pays. The consolidated EBITDA (1) margin was 43.2%. Consolidated operating income totaled 13.4 billion pesos, a decrease of 1.2%, compared with the first quarter of 2006.

  Majority net income in the quarter was 9.1% higher than the same period of the previous year and totaled 8.8 billion pesos. Earnings per share were 44 Mexican cents, an increase of 15.8% compared with the same period of last year, and earnings per ADR were 80 US cents, an increase of 23.1%, compared with the first quarter of 2006.

  In the quarter, consolidated net debt (3) increased the equivalent of 127 million dollars to a total of 7.646 billion dollars.

  Consolidated capital expenditures (Capex) was equivalent to 267 million dollars in the quarter. Share repurchases totaled 5.528 billion pesos during the period.

  (3) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
  One ADR represents 20 shares.
  Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

Calling for Shareholders' Meetings

On March 14, 2007, the Board of Directors resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 27, 2007, in order to discuss, among other matters, the following proposals: the presentation of the Chief Executive Officer's report, the financial statements for fiscal year 2006 and other reports required by law; the designation or ratification, as the case may be, of the members of the Board of Directors; the ratification of the activities of the Board of Directors and the Chief Executive Officer; to declare a cash dividend of $0.45 Mexican pesos per outstanding share in four equal payments of $0.1125 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico on June 21, 2007, September 20, 2007, December 20, 2007, and March 27, 2008. Also, shareholders will be asked to approve an increase of 15 billion Mexican pesos in the funds allocated to purchase the company's own shares.

Negotiations to acquire a stake in Olimpia

On April 1, 2007, TELMEX announced that in conjunction with América Móvil S.A.B. de C.V. ("América Móvil"), that it reached an exclusive agreement with Pirelli & C.S.p.A to acquire from Pirelli and Sintonia one third of the share capital of Italian company Olimpia. This company owns 18% of the total stock of Telecom Italia. TELMEX and América Móvil will acquire one third of the stock of Olimpia, in equal parts. The other third of the stock would be purchased by U.S. telecommunications company AT&T.

On April 16, TELMEX announced that after the withdrawal by U.S. telecommunications company AT&T from the negotiations, it will continue, in conjunction with América Móvil, considering different alternatives for a potential investment in Olimpia.

Acquisition of Cablecentro and Satelcaribe in Colombia

On April 4, 2007, TELMEX announced that it reached an agreement with the controlling partners of Unión de Cableoperadores del Centro, Cablecentro S.A. and the controlling partners of Satelcaribe S.A. to acquire 100% of the operations of Cablecentro and Satelcaribe.

Both transactions are subject to corresponding regulatory approvals and other conditions.

Issuance of Domestic Senior Notes ("Certificados Bursátiles") for 9.5 billion pesos

On April 23, 2007, TELMEX placed Domestic Senior Notes ("Certificados Bursátiles") for 9.5 billion pesos in two tranches, the first one for 5 billion pesos due in 30 years at a fixed rate of 8.36% and the second one for 4.5 billion pesos due in 5 years at a rate of TIIE less 10 basis points.

Consolidated Income Statements

Revenues: In the first quarter, consolidated revenues increased 2.5% compared with the same period of the previous year, reaching 45.143 billion pesos, mainly due to the increase of 13% in Internet revenues, 28% in interconnection revenues related to revenues from domestic and international calling party pays service, and 44.6% in other revenues, comprised primarily of Yellow Pages and Tiendas TELMEX (TELMEX stores). On the other hand, local service revenues, domestic long distance and international long distance revenues decreased 3.1%, 3.2% and 10.2%, respectively.

Costs and expenses: From January to March, costs and expenses increased 4.2% compared with the same period of 2006, totaling 31.747 billion pesos. Major factors in those results were the increase in interconnection charges in Mexico from the introduction of domestic and international calling party pays in November 2006 and higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives that were carried out to optimize resource use.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 19.509 billion pesos in the first quarter, a decrease of 2.2% compared with the same period of 2006. The EBITDA margin was 43.2%. Consolidated operating income totaled 13.396 billion pesos, 1.2% lower than the first quarter of 2006, with a margin of 29.7%, 1.1 percentage points lower than the first quarter of 2006.

Comprehensive financing cost: Comprehensive financing cost produced a charge of 1.123 billion pesos in the quarter, 2.5% lower that the same period of 2006. This resulted from: i) net interest expense of 1.441 billion pesos, reflecting an increase in the level of debt from a year earlier and a change in the market value of 14.160 billion pesos of interest rate swaps, ii) a net exchange loss of 406 million pesos from the first-quarter exchange rate devaluation of 0.1752 pesos per dollar, partially offset by 6.040 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.06 pesos per dollar) and 620 million dollars in dollar-reais hedges (weighted average exchange rate: 2.2159 reais per dollar), and iii) a gain in the monetary position of 724 million pesos.

Majority net income: Majority net income in the first quarter totaled 8.780 billion pesos, 9.1% higher than the same period of the previous year. Earnings per share were 44 Mexican cents, an increase of 15.8% compared with the same period of the previous year, and earnings per ADR were 80 US cents, an increase of 23.1% compared with the same period of 2006.

Investments: In the quarter, consolidated capital expenditures (capex) was the equivalent of 267 million dollars, of which 78.6% was used for growth projects in the voice, data and transport infrastructure, 18.9% for operational support projects and operating needs, and 2.5% for social telephony.

Debt: Gross total debt at March 31 was the equivalent of 9.542 billion dollars, an increase of 1.695 billion dollars from a year ago. Consolidated net debt (3) increased in the quarter the equivalent of approximately 127 million dollars, totaling 7.646 billion dollars.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Repurchase of shares: In the first quarter the company used 5.528 billion pesos to repurchase 333 million 265 thousand of its own shares.

Mexico Operating Results

Lines in service

In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services. TELMEX is the only company that invests in every socio-economic segment and in segments A and B we have a market share of 66% where we compete with other operators, specifically in segment A we have a market share of 49.7% and in segment B, we have a market share of 72.8%. Our long-standing commitment to provide telecommunications services nationwide has led to being the only fixed line operator in the country with a presence in socio-economic segments C-, D and E.

From January to March, lines increased 33 thousand from year-end 2006, bringing the total at the end of the first quarter to 18.3 million lines in service. During the quarter, we continued to focus on growth with profitability to satisfy the service needs of every segment of the population.

Local traffic

During the first quarter, local traffic decreased 5.6% compared with the same period in 2006, with a total of 6.278 billion local calls. Local traffic volume has been affected by intense competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the continuing migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance traffic

Domestic long distance (DLD) increased 2.2% compared with the first quarter of 2006, totaling 4.470 billion minutes, mainly due to the introduction of packages that provide incentives for usage but at the same time reduce revenue per unit and for the integration of domestic calling party pays service, which reached 564 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 2.2% totaling 477 million minutes due to package offerings. ILD incoming long distance traffic including international calling party pays traffic increased 20.5% compared with the same period of the previous year, totaling 1.988 billion minutes. The incoming-outgoing ratio was 4.2.

Interconnection

In the first quarter, interconnection traffic increased 20.2%, totaling 10.833 billion minutes. Calling party pays traffic increased 64.8% since it includes traffic from domestic and international calling party pays. If we eliminate this effect, calling party pays traffic would have increased 6.8%. Traffic from local and international operators, as well as traffic generated by cellular companies that is terminated in TELMEX's network increased 4.5% and 28.8%, respectively, compared with the same period of the previous year.

Internet and Corporate networks

In Mexico during the first quarter, we added 304 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total to 2.1 million services, an increase of 75.3% compared with the same period of 2006. The growth of Internet services has been supported by the sale of PC's.

To facilitate Internet access, TELMEX has eased acquisition of computer equipment by providing financing for up to 3 years. That program has resulted in the supply of 1 million 134 thousand computers. In addition, more than 31 thousand computers have been donated in key sectors like education where they contribute to the development of the country. There is still a wide margin for growth since only 20.5% of households in Mexico have at least one computer, according to the INEGI (National Institute of Statistics, Geography and Data Processing).

Our world-class technological platform allows us to offer high speed Internet service in 93.7% of TELMEX 's network. In order to increase broadband service penetration as well as continue our commitment to develop digital culture in Mexico, during the first quarter of 2007 we enhanced the Infinitum offering by integrating new multi-service packages with voice services at preferred prices. Additionally, the broadband Internet access price per equivalent unit of 100 Kbps at present is 26 pesos plus 3.9 pesos of Value Added Tax, for a total of 29.9 pesos, and technological advances will allow the price to continue to decline.

Billed line equivalents to corporate customers increased 11.1% compared with the previous year, totaling 2.3 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: Revenues in the first quarter totaled 32.6 billion pesos, an increase of 3.3% compared with the same period of the previous year, due the increases of 14.5% in revenues of Internet access, 33.5% in interconnection revenues because of the introduction of domestic and international calling party pays, and 40.9% in other revenues, mainly comprised by Yellow Pages and Tiendas TELMEX (TELMEX Stores), partially offset by the rate reduction in real terms of local and long distance services, as well as the introduction of packages that increased voice services usage but decreased the revenue per unit.

  Local: Local revenues totaled 13.6 billion pesos in the first quarter, a decrease of 4.6%, reflecting the reduction of the average measured service rate 1.4% and the decrease of public telephony traffic due to competition from both cellular companies and other fixed telephony operators and the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.2 billion pesos in the first quarter, 5.2% lower than the first quarter of 2006 due to a 6.9% decrease in the average revenue per minute in real terms and because the increase in traffic was not enough to offset the decrease in prices.

  ILD: In the first quarter, ILD revenues totaled 2.4 billion pesos, a decrease of 8.1% compared with the first quarter of 2006. Revenues from outgoing traffic declined 11.2% to 1.5 billion pesos due to the 13% decrease in the average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. Incoming international long distance revenues totaled 907 million pesos, a decrease of 2.6%.

  Interconnection: In the first quarter, interconnection revenues increased 33.5% to 5.4 billion pesos compared with the same period of 2006, due to the introduction of domestic and international calling party pays. If we eliminate this effect, interconnection revenues would have decreased 6.2%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the first quarter, revenues from services related to data transmission through private and managed networks totaled 2.6 billion pesos, a decrease of 1.6% compared with the same period of 2006. This reduction was due to more competition in this market that has caused a reduction in prices.

  Internet: Revenues from services related to the Internet platform rose 14.5% in the first quarter, or 2.6 billion pesos, due to the increase in the number of broadband (Infinitum) customers.

Costs and expenses: In the first quarter, total costs and expenses were 20.6 billion pesos, an increase of 4.6%. This increase was due to higher interconnection costs (domestic and international calling party pays). If this effect were eliminated, costs and expenses would have decreased 2.6% as a result of cost control initiatives, as well as lower depreciation and amortization charges.

  Cost of sales and services: In the first quarter, cost of sales and services increased 1.2%, totaling 7.4 billion pesos, a net effect of the decrease in maintenance expenses and to the initiatives that were carried out to optimize resource use and the recognition of higher computer costs related with higher sales.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 2.6% compared with the same period of the previous year to 4.7 billion pesos due to the introduction of higher cost control measures in advertising and commercial expenses.

  Transport and interconnection: In the first quarter, transport and interconnection costs totaled 4.1 billion pesos, an increase of 41.9% compared with the same period of 2006 due to the introduction of domestic and international calling party pays.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 6% to 4.4 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 16.4 billion pesos in the first quarter, a decrease of 0.9% compared with the same period of last year. The EBITDA margin was 50.3%. Operating income totaled 11.9 billion pesos, 1.1% higher than the first quarter of 2006, and the operating margin was 36.6%.

Investments: In Mexico, total capital expenditures (capex) were 134 million dollars, of which 83.9% was used for growth and modernization projects for the voice, data and transport infrastructure, 10.9% for operational support projects and operating needs, and 5.2% for social telephony.

Debt: At March 31, total debt was the equivalent of 8.277 billion dollars, an increase of 1.169 billion dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 632 million dollars to a total of 6.794 billion dollars.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

At Embratel, efforts have been focused on consolidating its position in the data business for the commercial segment and increasing local service offerings, resulting in an increase of 29.3% in billed line equivalents and an increase in lines in service of 32.2% compared with the first quarter of 2006. Local and domestic long distance traffic showed increases of 24.2% and 3.8% in the quarter, respectively. At March 31, the company provided Net Fone (triple play) services through Net Serviços infrastructure to 257 thousand customers.

In the first quarter, revenues from the operations in Brazil totaled 2.115 billion reais, 3.8% higher than the same quarter of the previous year. Higher revenues were mainly due to the 36.7% increase in local services and the 2.6% increase in data services. These revenues were offset by the 12.4% decrease in international long distance revenues due to the 7.9% reduction in the average revenue per unit.

Total costs and expenses were 1.885 billion reais, an increase of 5%. The increase was due to higher charges for maintenance and costs of equipment (handsets) generated by higher local service sales and to the increase in provisions for uncollectables.

EBITDA (1) totaled 535 million reais in the first quarter, an increase of 1.4% compared with the same period of the previous year, with a margin of 25.3%. Operating income totaled 230 million reais in the quarter, a decrease of 4.6% compared with the same period of 2006. The operating margin was 10.9%

Argentina

In the quarter, revenues from the operations in Argentina totaled 87.3 million Argentinean pesos, an increase of 4.9% compared with the same period of the previous year due to increases in revenues in the corporate and Internet businesses and local services of 19% and 33.3%, respectively, offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 86.1 million Argentinean pesos in the quarter, a decrease of 2% due to the decline in transport and interconnection costs, offset by higher network maintenance costs due to growth in local services. In the quarter, EBITDA (1) totaled 17 million Argentinean pesos, an increase of 154% compared with the same period of 2006 with a margin of 19.5%. Operating income reached 1.2 million Argentinean pesos in the quarter compared with a loss of 4.7 million Argentinean pesos in the same period of the previous year.

Colombia

In Colombia, revenues totaled 59.828 billion Colombian pesos in the first quarter, 42.2% higher than the same period of 2006. Higher revenues were mainly due to the integration of sites for several corporate customers and the integration of Superview (a cable TV company) since November 2006, which contributed 12.619 billion Colombian pesos to first-quarter results.

Costs and expenses increased 63.7%, totaling 47.264 billion Colombian pesos, mainly due to the incorporation of Superview, which accounted for 12.812 billion Colombian pesos, to higher personnel expenses to develop the small and medium-sized market in this country, and to expenses related to the acquisition of cable TV companies. Operating income totaled 12.563 billion Colombian pesos compared with operating income of 13.192 billion Colombian pesos in the year-ago first quarter, a decrease of 4.8%. The operating margin was 21%. EBITDA (1) totaled 23.039 billion Colombian pesos with a margin of 38.5%, compared with EBITDA (1) of 20.469 billion Colombian pesos in the same period of the previous year.

Chile

In the first quarter, revenues totaled 17.058 billion Chilean pesos, an increase of 1.1% compared with the same period of 2006. Revenues from the corporate networks, Internet access and local service businesses increased 27.8%, 7.6% and 57.2%, respectively, compared with the same quarter of 2006. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 10.8%, compared with the first quarter of the previous year.

Costs and expenses in the first quarter totaled 18.413 billion Chilean pesos, an increase of 15.3% compared with the same period of 2006. Costs of sales and services increased 23.7% due to the increase in network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 22.5% due to higher personnel and advertising expenses. In the quarter, there was an operating loss of 1.356 billion Chilean pesos compared with operating income of 904 million Chilean pesos in the same period of the previous year. EBITDA (1) in the quarter totaled 2.100 billion Chilean pesos with a margin of 12.3%.

Peru

From January to March, total revenues were 56.3 million New Soles, an increase of 11% compared with the same period of 2006. The data business, which represents 35.5% of revenues, increased 22%. Voice business revenues increased 1.5% due to the 29.6% increase in lines in service that offset the decrease in interconnection revenues with other operators.

In the quarter, costs and expenses grew 12.6% due to the increase of 10.6% in transport and interconnection costs compared with 2006. Operating income in the quarter totaled 0.9 million New Soles compared with 1.5 million New Soles in the same period of 2006. EBITDA (1) in the first quarter totaled 14.4 million New Soles, at a similar level of the same period of 2006.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2007 and 2006.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2007 ]					%
		1Q2007		1Q2006	Inc.
Revenues
Access, rent and measured service	Ps.	13,338	Ps.	14,192	(6.0)
LADA interconnection		978		1,078	(9.3)
Interconnection with operators		377		356	5.9
Interconnection with cellular		3,480		3,658	(4.9)
Other		2,881		2,254	27.8
Total		21,054		21,538	(2.2)

Costs and expenses
Cost of sales and services		5,013		5,015	(0.0)
Commercial, administrative and general		3,980		4,229	(5.9)
Interconnection		2,564		2,789	(8.1)
Depreciation and amortization		2,946		3,139	(6.1)
Total		14,503		15,172	(4.4)

Operating income	Ps.	6,551	Ps.	6,366	2.9

EBITDA (1)	Ps.	9,497	Ps.	9,505	(0.1)

EBITDA margin (%)		45.1		44.1	1.0
Operating margin (%)		31.1		29.6	1.5

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2007 ]					%
		1Q2007		1Q2006	Inc.
Revenues
Domestic long distance	Ps.	4,937	Ps.	4,250	16.2
International long distance		2,711		2,241	21.0
Total		7,648		6,491	17.8

Costs and expenses
Cost of sales and services		1,429		1,467	(2.6)
Commercial, administrative and general		1,225		1,352	(9.4)
Interconnection to the local network		2,188		949	130.6
Depreciation and amortization		542		622	(12.9)
Total		5,384		4,390	22.6

Operating income	Ps.	2,264	Ps.	2,101	7.8

EBITDA (1)	Ps.	2,806	Ps.	2,723	3.0

EBITDA margin (%)		36.7		42.0	(5.3)
Operating margin (%)		29.6		32.4	(2.8)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at March 31, 2007 and 2006 rose $2,976,391 and $2,349,013, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At March 31, 2007 and 2006, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars and has a four-year maturity and the second one for 1 billion dollars and has a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006 the loan was restructured again in order to improve the credit terms and increasing the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 STOCK MARKET LOANS

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid semi-annually.

In the second half of year 2006, the Company entered into cross currency swaps to hedge the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars, with interest rate of 4.75% and 5.5%, respectively, and the 500 million dollars syndicated loan divided in two tranches with maturity in 2010 and 2012 (with interest rates of three-month Libor plus 20 basis points and three-month Libor plus 25 basis points, respectively). These hedges fixed the exchange rate of 10.9275 Mexican pesos per US dollar for the entire life of the bonds and the exchange rate of 10.8458 Mexican pesos per US dollar for the entire life of the syndicated loan. It also allowed Telmex to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an interest rate of 28-day "TIIE" interbank rate plus 4 basis points for the syndicated loan.

S 29 STOCK MARKET LOANS (LONG-TERM)

At March 31, 2007 and 2006, this item rose to $ 36,089,425 and $ 41,915,426, respectively and is comprised by the following:

	2007	2006
Domestic Senior Notes	Ps 1,200,000	Ps. 5,244,030
Bonds	30,389,425	31,904,096
Global peso Senior Notes	Ps 4,500,000	4,767,300

S 32 OTHER LIABILITIES

At March 31, 2007 and 2006, this item rose to Ps 2,157,605 and Ps. 2,163,132, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 234,005 and 149,196, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In October 9, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,931,293 (face value).

From January to March 2007, the Company acquired 332.4 billion Series L shares for Ps 5,513,231 (historical cost of Ps. 5,503,271) and 860,700 million Series A shares for Ps. 14,346 (historical cost of Ps. 14,316).

From January to March 2006, the Company acquired 596.9 million Series L shares for Ps. 7,728,801 (historical cost of Ps. 7,412,365) and 1.9 million Series A shares for Ps. 26,359 (historical cost of Ps. 25,251).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 58 OTHER CURRENT LIABILITIES

At March 31, 2007 and 2006, this item rose to Ps. 31,742,584 and Ps. 27,117,958 respectively and is comprised by the following concepts:

	2007	2006
Accounts payable	Ps. 16,918,207	Ps 16,526,667
Accrued liabilities	12,390,775	8,494,376
Deferred credits	2,433,602	2,096,915

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company has pensions plans and seniority benefit premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to March 2007, there were not contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2006 financial statements have been reclassified to conform the presentation with the same used in the 2007 year.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Telecommunication services	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunication services	364,172,289	100.00
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing	200,000	100.00
Telmex Chile Holding S.A.	Telecommunication services	158,829,369,072	100.00
Telmex Colombia S. A.	Telecommunication services	176,669,199	100.00
Superview Telecomunicaciones, S.A.	Cable TV operator	57,447,495	99.15
Telmex Perú S. A.	Telecommunication services	4,187,416	100.00
Creo Sistemas S.A.C.	Telecommunication services	162,418	100.00
Embratel Participações, S.A.	Telecommunication services	963,671,572,028	97.46
TV Cable, S. A.	Cable TV operator	2,361,500,432	100.00
TV Cable del Pacífico, S.A.E.S.P.	Cable TV operator	500,000	100.00
Boga Comunicaciones, S. A.	Cable TV operator	49,042,103	100.00
Ecuador Telecom, S. A.	Telecommunication services	1,000,000	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	454,777
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	108,982
TM and MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	57,507
Net Serviços de Comunicação, S.A.	Cable TV operator	117,755,397	38.78	5,488,548	2,650,959
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	55,471
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	160,857
TV Cable, S. A.	Cable TV operator	2,361,500,432	100.00	1,366,748	1,366,748
TV Cable del Pacífico, S.A.E.S.P.	Cable TV operator	500,000	100.00	1,292,171	1,292,171
Boga Comunicaciones, S. A.	Cable TV operator	49,042,103	100.00	279,828	279,828
Ecuador Telecom, S. A.	Telecommunication services	1,000,000	100.00	263,514	263,514
TOTAL INVESTMENT IN ASSOCIATES				9,994,556	6,690,814
OTHER PERMANENT INVESTMENTS					6,607
T O T A L				9,994,556	6,697,421

NOTES:

The 38.78% corresponds to the indirect shareholding percentage of TELMEX in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at March 31, 2007 is 39.87.

TV Cable, S.A., TV Cable del Pacífico, S.A. E.S.P., Boga Comunicaciones, S.A. y Ecuador Telecom, S.A. were acquired in March 2007 and are reported in this quarter as non-consolidated subsidiaries.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	6.08	0	0	0	0	0	0	177,764	0	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.53	0	0	0	0	0	0	31,225	0	6,127	3,007	0	0
DEXIA BANK (1)	31/12/2014	6.33	0	0	0	0	0	0	273,453	0	196,104	196,104	141,154	107,716
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.88	0	0	0	0	0	0	38,470	4,395	17,761	5,786	0	0
EXPORT DEVELOPMENT C. (1)	22/07/2011	5.63	0	0	0	0	0	0	17,128	17,128	34,257	34,257	34,257	17,128
JAPAN BANK INT. COOP. (1)	10/10/2011	6.21	0	0	0	0	0	0	947,222	0	947,222	947,222	947,222	947,089
MIZUHO CORPORATE BANK LTD (1)	15/01/2016	5.68	0	0	0	0	0	0	184,182	184,182	368,364	368,364	368,364	1,841,754
NATIXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	13,797	8,081	21,878	21,878	21,878	158,063
SOCIETE GENERALE PARIS (1)	14/05/2007	6.08	0	0	0	0	0	0	15	0	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.49	0	0	0	0	0	0	705,423	184,528	1,835,299	1,261,938	1,103,986	336,168
VARIAS INSTITUCIONES (2)	01/07/2027	7.67	0	0	0	0	0	0	2,907,736	129,221	3,455,631	629,106	572,000	862,362
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (2)	22/02/2010	7.36	0	0	0	1,500,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	26/02/2010	7.41	0	0	0	1,300,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	07/07/2010	5.53	0	0	0	0	0	0	0	0	0	0	2,762,675	0
BBVA BANCOMER (1)	07/07/2012	5.58	0	0	0	0	0	0	0	0	0	0	0	2,762,675
CITIBANK, N.A. (1)	20/10/2009	5.53	0	0	0	0	0	0	0	0	0	14,365,910	0	0
CITIBANK, N.A. (1)	20/10/2011	5.58	0	0	0	0	0	0	0	0	0	0	0	11,050,700
CITIBANK, N.A. (1)	11/08/2013	5.65	0	0	0	0	0	0	0	0	0	0	0	7,735,490
OTHER
TOTAL BANKS			0	0	0	2,800,000	0	0	5,296,415	527,535	6,882,643	17,833,572	5,951,536	25,819,145

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	1,000,000	0	0	400,000	0	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.18	3,250,000	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 06 (4)	15/09/2011	7.64	0	0	0	0	0	500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	11,050,700	0	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,840,560
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	10,498,165	0	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			4,250,000	0	0	400,000	0	5,300,000	0	0	11,050,700	10,498,165	0	8,840,560

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			31,742,584	0	0	0	0	0	0	0	0	0	0	0

TOTAL			35,992,584	0	0	3,200,000	0	5,300,000	5,296,415	527,535	17,933,343	28,331,737	5,951,536	34,659,705

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.3297 at March 30, 2007
  TIIE at 28 days is equivalent to 7.4550 at March 30, 2007
  TIIE at 91 days is equivalent to 7.6600 at March 29, 2007
  CETES at 182 days is equivalent to 7.2800 at March 29, 2007

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2007 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	8,282,912	11.05
EURO (EUR)	29,263	14.78

E.- There are other liabilities in foreign currency for an equivalent amount of P. 735,791 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	735,049	8,122,804	1,821,666	20,130,685	28,253,489

LIABILITIES	8,471,970	93,621,200	1,736,050	19,184,573	112,805,773
SHORT-TERM LIABILITIES	663,630	7,333,577	1,682,778	18,595,875	25,929,452
LONG-TERM LIABILITIES	7,808,340	86,287,623	53,272	588,698	86,876,321

NET BALANCE	(7,736,921)	(85,498,396)	85,616	946,112	(84,552,284)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	11.05
EURO	14.77
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.56
BRAZILIAN REAL	5.39
PERUVIAN SOL	3.47
COLOMBIAN PESO	0.0051

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	39,083,633	106,804,261	(67,720,628)	0.50	(338,603)
FEBRUARY	39,747,487	104,755,373	(65,007,886)	0.30	(195,024)
MARCH	41,376,801	104,362,500	(62,985,699)	0.20	(125,971)
RESTATEMENT	0	0	0	0.00	(2,083)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(104,111)
OTHER	0	0	0	0.00	42,235
TOTAL					(723,557)

NOTE:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2007, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	13,638,027	0.0
LONG DISTANCE SERVICE	0	5,670,224	0.0
INTERCONNECTION	0	5,408,955	0.0
CORPORATE NETWORKS	0	2,623,573	0.0
INTERNET	0	2,617,335	0.0
OTHERS	0	1,681,104	0.0
FOREIGN SALES
NET SETTLEMENT	0	895,107	0
LOCAL SERVICE	0	1,466,320	0
LONG DISTANCE SERVICE	0	6,632,536	0
INTERCONNECTION	0	176,355	0
CORPORATE NETWORKS	0	3,154,168	0
INTERNET	0	767,822	0
OTHERS	0	411,516	0
TOTAL		45,143,042

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	895,179
CORPORATE NETWORKS	0	0
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	-72
LOCAL SERVICE	0	1,466,320
LONG DISTANCE SERVICE	0	6,632,536
INTERCONNECTION	0	176,355
CORPORATE NETWORKS	0	3,154,168
INTERNET	0	767,822
OTHERS	0	411,516
TOTAL		13,503,824
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	441,982,948	0	0	441,982,948	5,525	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,313,274,040	0	0	11,313,274,040	141,416	0
TOTAL			19,869,853,070	0	8,114,596,082	11,755,256,988	248,373	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,869,853,070

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	1st. Quarter 07 Jan-Mar	% of Advance	Amount used 2007	Budget 2007	% of Advance

DATA	734,584	17.4	734,584	4,214,516	17.4
INTERNAL PLANT	22,877	2.8	22,877	825,964	2.8
OUTSIDE PLANT	138,490	10.3	138,490	1,339,619	10.3
TRANSMISSION NETWORK	250,381	9.8	250,381	2,557,714	9.8
SYSTEMS	6,421	1.8	6,421	361,636	1.8
OTHERS	330,760	7.2	330,760	4,598,279	7.2

TOTAL INVESTMENT TELMEX MEXICO	1,483,513	10.7	1,483,513	13,897,728	10.7

LATINOAMERICA	326,320	11.3	326,320	2,896,968	11.3
EMBRATEL	1,143,243	14.5	1,143,243	7,901,454	14.5

TOTAL INVESTMENT	2,953,076	12.0	2,953,076	24,696,150	12.0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS (INDEPENDENT)	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	SR.	ROMULO	O FARRIL JR.	(deceased in May 2006)
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - First Quarter 2007.